
May 26, 2023

Lewis Silberman
Co-Chief Executive Officer
GSR II Meteora Acquisition Corp.
418 Broadway, Suite N
Albany, New York 12207

> **Re: GSR II Meteora Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 12, 2023**
> **File No. 001-41305**

Dear Lewis Silberman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. In addition, update applicable disclosure and relevant management's discussion and analysis as appropriate.

2. We note your response to prior comment 3 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to

prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

<u>Business of Bitcoin Depot</u>
<u>Gemini, page 246</u>

3.	We note your response to our prior comment 7. Please revise to disclose why you hold USD balances at Gemini and how those balances are utilized. Please also discuss, to the extent material, any risks associated with maintaining USD balances at Gemini that are not federally insured in light of Gemini's status as a creditor in the Genesis bankruptcy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc:	Steven Stokdyk